File № 82-4257



VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«14» may 2005
№ 1101/3003

Securities and Exchange Comm[illegible]
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

- Message about material fact;
- Information which can materially affect the value of the issuer's securities.

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board



Message about material fact

«Information about closing dates of the Issuer's Register»

1. Full corporate name of the issuer: Joint stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Code of material fact: 0800143926042005
6. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
7. Name of periodical edition used by the issuer for publishing messages about material facts: newspaper «Daily news. Moscow Region».
8. Category (type), series and other identification characteristics of securities:
   - Ordinary non-documentary registered shares (state registration number: 10101439B);
   - Preferred non-documentary registered shares with a fixed dividend (state registration number: 20201439B).
9. Purpose for drawing up a shortlist of the registered securities' owners:
   - *Compilation of a shortlist of the persons entitled to participate in the shareholders'* general meeting;
   - Compilation of a shortlist of the persons entitled to receive dividends.
10. Date of drawing up a shortlist of the registered securities' owners – 06.05.2005 (at the end of operational day).
11. Date of drawing up the minutes of the Supervisory Council meeting where the decision was taken related to the date of making a shortlist of the owners of the issuer' registered securities – 26.04.2005.

Deputy Chairman of the Board /signature/ A.V.Dolgopolov

April 26, 2005

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Information which can materially affect the value of the issuer's securities

"Information about decisions taken by the Issuer's Board of Directors (Supervisory Council)"

1. Full corporate name of the issuer: Joint stock company Bank "Vozrozhdeniye".
2. Location of the issuer: Luchnikov lane, 7/4 -1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Date of holding the meeting of the Bank's Supervisory Council – 25.04.2005.
7. Date of drawing up and the number of the minutes of the Bank's Supervisory Council meeting – 26.04.2005; #5.
8. Decisions taken by the Supervisory Council of the V.Bank:

1. To propose at the General Meeting of shareholders to forward (out of the Bank's net profit upon the results of the year 2004) the amount of RUR 11,963,357.00.

2. To propose at the General Meeting of shareholders to approve the following amount of dividend per 1 share:

– on ordinary non-documentary registered shares with nominal value RUR 10 each – 5% of the nominal value;

– on preference non-documentary registered shares with fixed dividend and nominal value RUR 10 each – 20% of the nominal value.

3. To draw up the shortlist of persons authorized to receive annual dividends at the date of drawing up the shortlist of the persons authorized to take part in the annual General Meeting of shareholders – May 06 2005.

4. To pay out dividends within August 24th 2005.

Deputy Chairman of the Board /signature/ A.V.Dolgopolov

April 26, 2005

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Information which can materially affect the value of the issuer's securities

«Information about decisions taken by the Issuer's Board of Directors (Supervisory Council)»

1. Full corporate name of the issuer: Joint stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Date of holding the meeting of the Bank's Supervisory Council – 25.04.2005.
7. Date of drawing up and the number of the minutes of the Bank's Supervisory Council meeting – 26.04.2005; #5.
8. Decisions taken by the Supervisory Council of the V.Bank:
   - 8.1. To hold next annual shareholders' general meeting of V.Bank in the form of a meeting (joint presence of the shareholders for discussing agenda issues and taking decisions on the issues to be voted with preliminary forwarding of ballots).
   - 8.2. To approve the date, time and place of holding the General Meeting – 24.06.2005, 12.00 a.m., conference room of V.Bank, Luchnikov lane. 7/4, Moscow. Beginning of registration of the Meeting participants – 11.30 (Moscow time) at the location of the Meeting.
   - 8.3. To set the date of drawing up the shortlist of the persons authorized to take part in the general meeting of shareholders (completed on the basis of the data of the Bank's shareholders register as at the end of the operational day of the registrar) – May 06th 2005.
   - 8.4. To approve the agenda of the General Meeting of shareholders as follows:
     1) Approval of the annual report, annual accounting statements, income and loss statements for the year 2004, profit distribution.
     2) About dividend payment for the year 2004.
     3) Approval of the Report of Supervisory Council.
     4) About introduction of alterations and amendments to the Charter.
     5) About approval of alterations to the Regulations of the Supervisory Council.
     6) About approval of alterations to the Regulations of the Executive Bodies.
     7) About approval of Provision on the Auditing Commission of Joint stock company Bank Vozrozhdeniye in the new edition.
     8) About approval of transactions of interest.
     9) Election of the Supervisory Council.
     10) Election of the Revision Commission.
     11) Election of the Auditor.
9. To forward the message about holding the General Meeting of shareholders to each person stated in the shortlist of persons authorized to take part in the General Meeting of shareholders by a registered letter and to publish the message about holding the General Meeting in the newspaper «Daily News. Moscow Region» not later than May 24th 2005.
10. Shareholders can get acquainted with information materials on the agenda of the General Meeting of shareholders at the location of the Bank's branches and the central office from May 25 to June 24 2005 (10.00 a.m. to 2.00 p.m. local time).

Deputy Chairman of the Board /signature/ A.V.Dolgopolov

April 26th 2005
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